UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

John H. Lewis
Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA  94904
(415) 235-5089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
342,362

	8	SHARED VOTING POWER
5,328,703(1)

	9	SOLE DISPOSITIVE POWER
342,362

	10	SHARED DISPOSITIVE POWER
5,328,703(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,671,065(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes an aggregate of 247,500 ADSs that may be acquired pursuant to call options held by the Reporting Persons in this 13D Amendment.

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,328,703(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,328,703(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,328,703(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) Includes an aggregate of 247,500 ADSs that may be acquired pursuant to call options held by the Reporting Persons in this 13D Amendment.

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,496,705(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,496,705(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,496,705(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 110,300 ADSs that may be acquired pursuant to call options held by the Reporting Person.

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
908,999(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
908,999(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
908,999(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 42,500 ADSs that may be acquired pursuant to call options held by the Reporting Person.

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
665,126(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
665,126(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
665,126(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 43,500 ADSs that may be acquired pursuant to call options held by the Reporting Person.

CUSIP No. 846517100

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,257,873(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,257,873(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,873(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 51,200 ADSs that may be acquired pursuant to call options held by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2021 (as amended by this Schedule 13D Amendment, the “Schedule 13D”) is being filed on behalf of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), Osmium Capital LP (“Fund I”), Osmium Capital II, LP (“Fund II”), Osmium Spartan, LP (“Fund III”), Osmium Diamond, LP (“Fund IV” and together with Fund I, Fund II and Fund III, the “Funds”) and John H. Lewis, the controlling member of Osmium Partners, LLC (together with the Funds,  the “Reporting Persons”), with respect to the American Depositary Shares (“ADS”), each representing 0.1 ordinary shares (the “Ordinary Shares”) of Spark Networks SE, a German corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 5 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons have determined to sell some or all of their holdings of Common Stock of the Issuer in the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The number of shares the Reporting Persons ultimately sell and the timing thereof will depend on many factors, including the trading market for the Common Stock at prices that would make the sale of Common Stock desirable, the availability of vehicles other than open market sales through which the Common Stock can be sold, general market and economic conditions, and other factors the Reporting Persons deem relevant.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 2,617,397 Ordinary Shares outstanding on November 2, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2022, each Ordinary Share representing 10 ADSs, plus an aggregate of 247,500 ADSs that may be acquired pursuant to call options held by the Reporting Persons.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. Osmium Partners and Mr. Lewis may be deemed to share with the Funds (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock directly owned by the Funds.

(c) On December 21, 2022, the Reporting Persons sold 50,100 ADSs at a price of $0.94.  On December 22, 2022, the Reporting Persons sold 101,425 ADSs at a price of $0.825. On December 22, 2022, the Reporting Persons sold 80,400 ADSs at a price of $0.86. On December 23, 2022, the Reporting Persons sold 26,601 ADSs at a price of $0.73.

Other than the sale of Common Stock in the open market transactions described above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past sixty (60) days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

	By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP, and
Osmium Diamond, LP